Mail Stop 6010

December 3, 2007

Martin J. Sullivan
Chief Executive Officer
American International Group, Inc.
70 Pine Street
New York, NY 10270

Re: **American International Group, Inc.**
Definitive Proxy Statement
Filed April 6, 2007
File No. 001-08787

Dear Mr. Sullivan:

      We have reviewed your response letter dated October 26, 2007 and have the following comments. Please respond to our comments by December 17, 2007 or tell us by that time when you will provide us with a response. If the comments request revised disclosure in future filings, please confirm in writing that you will comply with the comments in your future filings and also explain to us how you intend to comply. We welcome any questions you may have about our comments or any other aspect of our review.

1.   We note your response to prior comment 3. Although it is clear from the disclosure that you have pointed to in your response that your compensation programs are designed to take a balanced approach to short-term and long-term performance and to different types of long-term performance, it is not clear from your disclosure how the value of each of the amounts paid or awarded under the various elements of your compensation program affect decisions regarding the other elements of your compensation programs. Please discuss and analyze in your future filings how amounts paid or awarded under one element of your compensation program affected amounts paid or awarded under the other elements of your compensation program. Refer to Item 402(b)(1)(vi) of Regulation S-K.

If you have any questions, please contact me at (202) 551-3635.

Sincerely,

Tim Buchmiller
Senior Attorney